SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 3

                            (Name of Subject Company)

                    Winthrop Partners 79 Limited Partnership

                       A Massachusetts limited partnership

                              at $410 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

         Transaction Valuation*                         Amount of Filing Fee
                $820,000                                        $164
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*        For purposes of calculating the filing fee only. This calculation assumes the purchase of 2,000 Units at a purchase price of $410 per Unit in the Partnership.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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         Amount Previously Paid:    $164           Filing       Equity Resource
                                                   Party:      Lexington Fund LP

         Form of Registration No.:  Schedule TO/A  Date Filed: April 26, 2002
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================================================================================

                                 AMENDMENT NO. 3

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 12, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 2,000 units (the "Units") of limited partnership interests in Winthrop Partners 79 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at $410 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 12, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         COVER PAGE AND ITEMS 1, 4 and 12

         The Cover Page and Items 1, 4 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         Cover Page

         The boxed paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:

               "THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON May 27, 2002, UNLESS THE OFFER IS EXTENDED."

         Item 1--Summary Term Sheet

         The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:

                  "How long do I have to decide whether to tender in the offer?

                  You will have at least until 12:00 midnight, Eastern Time, on May 27, 2002, to decide whether to tender your units in the offer. In addition, if we decide to extend the offering period, as described below, you will have an additional opportunity to tender your units. See "THE OFFER--Section 3--Procedures for Tendering Units." Because the Purchaser is offering to purchase less than 100% of all units of the Partnership, there will be no "subsequent offering period.""

         The Summary Term Sheet is amended to read as follows:

                  "How many Units have been tendered as of the Offer's Extension Date?

                  Approximately 28.5 Units have been tender under the Offer at the time of the extension.""

         Item 4--Terms of the Transaction

         The Offer

         The first paragraph of Section 1--"Terms of the Offer" is amended in its entirety to read as follows:

                  "Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 2,000 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on May 27, 2002, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire."

         Item 12--Exhibits

         The following is added as an Exhibit to the Schedule TO:

                  (a)(9)   Press release dated May 13, 2002.

                                   SIGNATURES


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 13, 2002     Equity Resource Lexington Fund Limited Partnership,
                                     a Massachusetts limited partnership

                                     By:  /s/ Eggert Dagbjartsson
                                          --------------------------------------
                                              Eggert Dagbjartsson
                                              General Partner

                                     Equity Resources Group, Inc.
                                     A Massachusetts Corporation

                                     By:  /s/ Eggert Dagbjartsson
                                          --------------------------------------
                                              Eggert Dagbjartsson
                                              Executive Vice President

                                     Eggert Dagbjartsson

                                     By:  /s/  Eggert Dagbjartsson
                                          --------------------------------------
                                               Eggert Dagbjartsson
                                               Eggert Dagbjartsson

                                  EXHIBIT INDEX

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Exhibit No.                             Description
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(a)(1) -            Offer to Purchase, dated April 12, 2002*
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(a)(2) -            Transmittal letter, dated April 12, 2002*
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(a)(3) -            Agreement of Sale*
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(a)(4)              Summary Advertisement*
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(a)(5)--            Letter, dated April 26, 2002, from the Purchaser to the
                    limited partners of the Partnership*
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(a)(6)--            Agreement of Sale and Assignment*
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(a)(7)--            Press release, dated April 26, 2002*
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(a)(8)--            Agreement of Sale and Assignment*
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(a)(9)--            Press release, dated May 13, 2002
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(b) -               Not applicable.
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(c) -               Not applicable.
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(d) -               Agreement between Purchaser and General Partner.
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(e) -               Not applicable.
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(f) -               Not applicable.
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(g)                 Not applicable
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(h)                 Not applicable.
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* Previously filed